FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 13, 2006

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

2005 full year results: solid Group performance, continued focus on growth through value creative acquisitions

Budapest – February 13, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the full year of 2005, in accordance with International Financial Reporting Standards (IFRS). From the second quarter of 2005, the consolidated income statement includes the results of Telekom Montenegro Group (“TCG”), while the company’s balance sheet has been consolidated in Magyar Telekom’s accounts as of March 31, 2005.

Highlights:

•                  Reported revenues grew by 3.2% to HUF 620.7 bn (EUR 2,502.4 m) in 2005 compared to 2004. The higher mobile and data transmission revenues compensated for the decline in revenues from outgoing domestic and international traffic. The consolidation of TCG’s revenues from Q2 2005 had a positive effect of HUF 19.9 bn. Without the consolidation effect of TCG, Group revenues were broadly flat at HUF 600.8 bn.

•                  Reported EBITDA increased by 12.1% to HUF 249.9 bn, with an EBITDA margin of 40.3%. Without the impact of TCG, EBITDA was HUF 244.3 bn with an EBITDA margin of 40.7%.

•                  Employee related expenses fell by 15.3% compared to 2004, when this figure included a HUF 20.2 bn headcount rationalisation related severance provision and expenses (HUF 16.8 bn in Q4). At the same time, employee related expenses in 2005 included a HUF 5.1 bn provision and severance related expenses, of which HUF 1.3 bn were accounted for at Telekom Montenegro in the second quarter of 2005.

•                  Gross additions to tangible and intangible assets were HUF 99.4 bn. The portion relating to the fixed line segment reached HUF 53.1 bn with mobile at HUF 46.3 bn. Within this, HUF 6.6 bn was spent on UMTS-related investments.

•                  Following the change to IFRS rules, amortization of goodwill has been discontinued from January 1, 2005, and impairment testing is now carried out on an annual basis. In 2004, depreciation and amortization expenses of the Magyar Telekom Group included HUF 13.9 bn of goodwill amortization. In addition, in Q1 2004, the impairment charge relating to the rebranding of Westel to T-Mobile Hungary amounted to HUF 4.4 bn. As a result, in 2005, depreciation and amortization fell to HUF 114.7 bn from HUF 137.7 bn a year earlier.

•                  Fixed line segment: external revenues (after elimination of inter-segment revenues) fell by 0.9% to HUF 331.1 bn as increased data transmission (mainly ADSL) revenues only partially offset the decline, primarily in outgoing traffic revenues. EBITDA amounted to HUF 121.9 bn and the EBITDA margin on external revenues was 36.8%.

•                  Mobile segment: external revenues grew by 8.4% to HUF 289.6 bn driven by voice revenues and enhanced services revenues. EBITDA amounted to HUF 127.9 bn with the EBITDA margin on external revenues reaching a strong 44.2%.

•                  Group operating profit grew 58.5% to HUF 135.2 bn, driven mainly by a decline in depreciation and amortization as well as a reduction in the employee-related expenses and cost of equipment sales. Net income increased significantly from HUF 34.6 bn (EUR 137.6 m) to HUF 80.1 bn (EUR 323.0 m).

•                  Net cash from operating activities grew to HUF 202.5 bn due to the combined impact of the growth in EBITDA, the lower income tax paid and the reversal of severance provisions booked in 2004. Net cash utilized in investing activities increased to HUF 132.7 bn, mainly driven by the acquisition of the majority stake in TCG. Net cash used in financing activities decreased to HUF 61.8 bn, primarily due to increased borrowing as a result of the TCG transaction, partly offset by the increased dividend payment at MakTel.

•                  Net debt grew slightly by HUF 13.4 bn compared to the end of December 2004, driven by the dividend payment and the TCG transaction. The net debt ratio (net debt to net debt plus equity plus minority interests) reached 33.1% at end-2005 (32.9% at the end-2004).

Elek Straub, Chairman and CEO commented: “2005 was a very dynamic year for Magyar Telekom. Despite intense competition in both fixed line and mobile segments, we preserved our leading position in our key businesses. In the domestic fixed line business, we entered other LTO areas with the aim of acquiring new customers by offering combined new services. Despite continued fixed line erosion, the productivity in this segment grew, which is reflected in the improved lines per employee ratio of 484 at end-2005. Following a positive response to the rebranding of the mobile business, we decided to introduce the “T” brand portfolio across all business areas. Another important milestone in 2005 was the decision to merge Magyar Telekom Rt. and T-Mobile Hungary in the second half of last year, which will enable us to achieve improvements in efficiency, profitability and cash-flow in the coming years. In line with our strategy, we capitalised on acquisition-driven growth opportunities in the region through the purchase of Telekom Montenegro and Orbitel in Bulgaria. In addition, we are currently finalising the acquisition of Dataplex, a Hungarian IT outsourcing company. Thanks to the above mentioned investments, we target a single digit revenue growth of above 3% in 2006 and 2007.  In terms of EBITDA, please note that our recent initiatives (IT investments, EDR project, entry to the Romanian retail market etc.) are expected to bring tangible results only from next year. We also expect the positive impact of the fixed-mobile merger on Group profitability to be visible from 2007. As a result, our aim for this year is to maintain the 2005 EBITDA levels, and to continue to grow our EBITDA in forint terms in 2007. We target a gross additions to tangible and intangible assets to revenues (capex to sales) ratio of below 15% in 2006, excluding EDR-related investments (around HUF 20-22bn). This ratio is expected to fall below 14% in 2007. Our goal remains to seek growth opportunities in the form of suitable acquisitions in the future.”

Hungarian fixed line operations: strong growth in broadband connections, improving headcount efficiency

Revenues before elimination grew by 1.7% to HUF 74.7 bn in Q4 2005 over the same period in 2004 with an EBITDA margin at 32.5% for the quarter. The quarterly revenue increase is due to a HUF 3.0 bn reversal of revenue reduction booked in the last quarters related to the change in mobile termination fees. Domestic and international traffic revenues combined declined by 10.3%, mainly due to traffic loss to fixed line competitors and mobile substitution. In addition, lower mobile termination rates and discounts provided in our packages contributed to the revenue decline. However, leased line and data revenues continued to grow, recording a 19.1% rise as the number of installed ADSL lines increased. The total number of broadband connections (mainly ADSL and cable) was close to 358 thousands at end-2005. The increased mobile substitution and number portability, both in the business and residential segments, accelerated the decline in the total number of fixed lines (down 5.1% at end-2005 compared to end-2004). The strong focus on improving efficiency is reflected in the lines per employee ratio, which reached 489 at parent company level. Customised tariff packages at the parent company represented 66% of the total number of lines, with nearly 1.8 million lines at the end of the fourth quarter of 2005. Magyar Telekom’s Internet subsidiary, T-Online Hungary, reported HUF 7.7 bn in revenues in the last three months of 2005, against HUF 5.8 bn in the same period of 2004.

International fixed line operations: further headcount reduction at both MakTel and Telekom Montenegro aimed at improving efficiency

Revenues before elimination grew by 37.3% to HUF 15.1 bn in Q4 2005 driven by the consolidation impact of Telekom Montenegro. EBITDA fell to HUF 4.1 bn with an EBITDA margin of 27.3% due to a HUF 1.5 bn headcount rationalisation provision and expenses at MakTel. MakTel’s fixed line business revenues were broadly stable as a combined result of lower traffic revenue and increasing data revenues.

The results were also affected by lower usage and a favourable foreign exchange movement (2.5%). Increased employee related expenses, including the headcount reduction related provision and expenses, resulted in a lower EBITDA margin of 31.3%. Telekom Montenegro’s fixed line operations contributed HUF 4.0 bn to Group revenues in the fourth quarter, whilst the EBITDA was HUF 0.8 bn in Q4 2005.

Hungarian mobile operations: continued balanced focus on market share and profitability

Revenues before elimination grew by 1.5% to HUF 68.9 bn in Q4 2005 as a result of higher enhanced service and access revenues. EBITDA was HUF 25.3 bn with an EBITDA margin of 36.7% driven by higher employee related expenses and agency fees. Average acquisition cost per customer fell by 21% in the last quarter, reflecting lower subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales-related equipment subsidy and agent fee. Although the introduction of new packages generated higher usage and growth in value added services, the discounts offered, combined with the impact of regulatory changes and the extensive use of the closed user group offers, resulted in a broadly stable ARPU (monthly average revenue per user). MOU (monthly average minutes of use per subscriber) grew to 134 in the last quarter of 2005, reflecting improved price elasticity.

International mobile operations: impressive profitability at Mobimak, consolidation impact of Monet

Revenues before elimination grew strongly by 31.2% to HUF 11.4 bn in Q4 2005, driven by the consolidation impact of Monet. EBITDA was HUF 4.8 bn with an EBITDA margin of 42.0%. MakTel’s mobile business reported slight revenue growth in a growing market characterised by strong tariff competition. EBITDA at Mobimak was HUF 4.4 bn with an impressive EBITDA margin of 50.5%. The results of the international mobile operations also included those of Monet, the mobile subsidiary of Telekom Montenegro, which posted revenues of HUF 2.6 bn and an EBITDA of HUF 0.3 bn in Q4 2005.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary, T-Mobile Hungary, is Hungary’s largest mobile telecom provider. Magyar Telekom owns 51% of the shares of MakTel, the sole fixed line operator and its subsidiary Mobimak, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Telekom Montenegro (TCG). TCG Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of December 31, 2005 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s full year 2005 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Balance Sheets - IFRS

(HUF million)

	Dec 31, 2004	Dec 31, 2005	% change
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	36 879	46 060	24.9%
Other financial assets held for trading	576	1 817	215.5%
Trade and other receivables	83 440	96 484	15.6%
Current income tax receivable	3 549	504	(85.8)%
Inventories	7 669	8 414	9.7%
Assets held for disposal	3 063	2 302	(24.8)%
Total current assets	135 176	155 581	15.1%

Non current assets
Property, plant and equipment - net	571 090	580 736	1.7%
Intangible assets - net	298 351	320 942	7.6%
Associates	5 750	5 020	(12.7)%
Deferred taxes	12 527	14 785	18.0%
Other non current assets	6 664	6 201	(6.9)%
Total non current assets	894 382	927 684	3.7%
Total assets	1 029 558	1 083 265	5.2%
LIABILITIES
Current liabilities
Loans from related parties	60 000	74 648	24.4%
Loans and other borrowings - third party	34 538	43 602	26.2%
Trade and other payables	109 921	118 107	7.4%
Current income tax payable	52	1 472	2 730.8%
Deferred revenue	1 502	918	(38.9)%
Provision for liabilities and charges	15 537	6 817	(56.1)%
Total current liabilities	221 550	245 564	10.8%

Non current liabilities
Loans from related parties	177 675	212 000	19.3%
Loans and other borrowings - third party	48 395	14 215	(70.6)%
Deferred revenue	1 186	267	(77.5)%
Deferred taxes	1 280	3 281	156.3%
Provisions for liabilities and charges	2 761	3 141	13.8%
Other non current liabilities	47	5 521	11 646.8%
Total non current liabilities	231 344	238 425	3.1%
Total liabilities	452 894	483 989	6.9%

EQUITY
Shareholders’ equity
Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(3 842)	(1 926)	(49.9)%
Cumulative translation adjustment	(3 026)	(695)	(77.0)%
Retained earnings	391 772	400 115	2.1%
Total shareholders’ equity	516 567	529 157	2.4%
Minority interests	60 097	70 119	16.7%
Total equity	576 664	599 276	3.9%

Total liabilities and equity	1 029 558	1 083 265	5.2%

MAGYAR TELEKOM

Consolidated Income Statements - IFRS

(HUF million)

	Year ended December 31,
	2004	2005	% change
	(Unaudited)	(Unaudited)

Revenues
Subscriptions, connections and other charges	106 224	105 665	(0.5)%
Outgoing domestic traffic revenues	112 381	90 933	(19.1)%
Outgoing international traffic revenues	12 255	11 141	(9.1)%
Total outgoing traffic revenues	124 636	102 074	(18.1)%
Incoming domestic traffic revenues	5 883	9 618	63.5%
Incoming international traffic revenues	15 781	16 007	1.4%
Total incoming traffic revenues	21 664	25 625	18.3%

Leased lines and data transmission	50 976	63 743	25.0%

Equipment sales	3 678	4 046	10.0%

Other revenues	26 996	29 909	10.8%
Total fixed line revenues	334 174	331 062	(0.9)%

Network usage and access	208 193	226 176	8.6%
Enhanced services	31 945	38 421	20.3%
Equipment sales	24 549	22 653	(7.7)%
Activation fees	820	819	(0.1)%
Other revenues	1 757	1 566	(10.9)%
Total mobile revenues	267 264	289 635	8.4%

Total revenues	601 438	620 697	3.2%

Employee-related expenses	(109 497)	(92 783)	(15.3)%
Depreciation and amortization	(137 666)	(114 686)	(16.7)%
Payments to other network operators	(87 580)	(89 097)	1.7%
Cost of telecommunications equipment sales	(40 971)	(37 221)	(9.2)%
Other operating expenses - net	(140 460)	(151 746)	8.0%

Total operating expenses	(516 174)	(485 533)	(5.9)%

Operating profit	85 264	135 164	58.5%

Net financial expenses	(36 146)	(31 288)	(13.4)%

Share of associates’ profits/losses after tax	1 896	330	(82.6)%

Profit before income tax	51 014	104 206	104.3%

Income tax	(7 687)	(13 732)	78.6%

Profit for the year	43 327	90 474	108.8%

Equity holders of the Company (Net income)	34 641	80 128	131.3%
Minority interests	8 686	10 346	19.1%
	43 327	90 474	108.8%

MAGYAR TELEKOM

Consolidated Cashflow Statements - IFRS

(HUF million)

	Year ended Dec 31,
	2004	2005	% change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Operating profit	85 264	135 164	58.5%
Depreciation and amortization of fixed assets	137 666	114 686	(16.7)%
Change in working capital	3 851	(31)	n.m.
Amortization of deferred income	(1 758)	(1 503)	(14.5)%
Interest paid	(34 030)	(31 078)	(8.7)%
Bank and other finance charges paid	(3 183)	(3 157)	(0.8)%
Income tax paid	(10 900)	(4 524)	(58.5)%
Other cashflows from operations	12 841	(7 101)	n.m.

Net cashflows from operating activities	189 751	202 456	6.7%

Cashflows from investing activities

Purchase of tangible and intangible assets	(91 748)	(103 587)	12.9%
Purchase of subsidiaries and business units	(17 273)	(37 047)	114.5%
Cash acquired through business combinations	16	1 866	11 562.5%
Interest received	1 452	2 195	51.2%
Dividends received	2 633	1 729	(34.3)%
Proceeds from sale of trading investments - net	43	(371)	n.m.
Proceeds from disposal of non current assets	4 090	2 529	(38.2)%

Net cashflows from investing activities	(100 787)	(132 686)	31.6%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(78 294)	(84 551)	8.0%
Net proceeds of loans and other borrowings	6 199	20 734	234.5%
Proceeds from sale of treasury stock	0	1 969	n.a.

Net cashflows from financing activities	(72 095)	(61 848)	(14.2)%

Effect of foreign exchange rate changes on cash and cash equivalents	(2 122)	1 259	n.m.

Change in cash and cash equivalents	14 747	9 181	(37.7)%

Cash and cash equivalents, beginning of period	22 132	36 879	66.6%

Cash and cash equivalents, end of period	36 879	46 060	24.9%

Change in cash and cash equivalents	14 747	9 181	(37.7)%

Summary of key operating statistics

GROUP	Dec 31, 2004	Dec 31, 2005	% change

EBITDA margin	37.1%	40.3%	n.a.
Operating margin	14.2%	21.8%	n.a.
Net income margin	5.8%	12.9%	n.a.
ROA	3.3%	7.6%	n.a.
Net debt	283 153	296 588	4.7%
Net debt to total capital	32.9%	33.1%	n.a.
Number of employees (closing full equivalent) (1)	13 724	11 919	(13.2)%

FIXED LINE SEGMENT	Dec 31, 2004	Dec 31, 2005	% change

Hungarian fixed line operations

Fixed line penetration	37.5%	35.6%	n.a.
Digitalization of exchanges with ISDN	92.9%	100.0%	n.a.
Number of closing lines (2)
Residential	2 080 408	1 981 876	(4.7)%
Business	263 889	248 955	(5.7)%
Payphone	27 818	22 112	(20.5)%
ISDN channels	530 250	500 696	(5.6)%
Total lines	2 902 365	2 753 639	(5.1)%

Traffic in minutes (thousands) (2)
Local (3)	3 185 485	3 282 575	3.0%
Long distance (3)	1 711 256	1 096 685	(35.9)%
Fixed to mobile	963 226	747 195	(22.4)%
Domestic outgoing traffic	5 859 967	5 126 455	(12.5)%
International outgoing traffic	133 773	113 315	(15.3)%
Internet (4)	2 826 753	1 953 968	(30.9)%
Total outgoing traffic	8 820 493	7 193 738	(18.4)%

Data products
ADSL lines	205 886	329 314	59.9%
Number of Internet subscribers
Dial-up	111 638	80 938	(27.5)%
Leased line	907	751	(17.2)%
DSL	137 910	218 954	58.8%
W-LAN	1 153	1 467	27.2%
CATV	14 412	26 425	83.4%
Total Internet subscribers	266 020	328 535	23.5%
Market share in the dial-up market (estimated)	42%	42%	n.a.
Managed leased lines (Flex-Com connections) (2)	10 939	10 289	(5.9)%
Cable television customers	383 904	403 631	5.1%
Total broadband Internet access (6)	222 358	357 957	61.0%

Employees
Fixed line employees (closing full equivalent) (2)	8 009	5 684	(29.0)%
Lines per fixed line employees (2)	362.4	484.4	33.7%
Fixed line employees (Magyar Telekom Rt., closing full equivalent)	7 740	5 478	(29.2)%
Lines per fixed line employees (Magyar Telekom Rt.)	364.9	489.0	34.0%

International fixed line operations
Macedonian fixed line penetration	29.0%	26.0%	n.a.
Number of closing lines
Residential	524 722	467 559	(10.9)%
Business	56 329	48 252	(14.3)%
Payphone	2 725	2 063	(24.3)%
ISDN channels	42 082	41 262	(1.9)%
Total Macedonian lines	625 858	559 136	(10.7)%

Macedonian traffic in minutes (thousands)
Local	1 601 981	1 368 786	(14.6)%
Long distance	233 325	201 206	(13.8)%
Fixed to mobile	154 880	139 203	(10.1)%
Domestic outgoing traffic	1 990 186	1 709 195	(14.1)%
International outgoing traffic	35 691	31 557	(11.6)%
Internet	248 667	207 213	(16.7)%
Total outgoing Macedonian traffic	2 274 544	1 947 965	(14.4)%

Data products (Macedonia)
ADSL lines	2 447	7 798	218.7%
Number of Internet subscribers
Dial-up	64 780	83 930	29.6%
Leased line	164	137	(16.5)%
DSL	2 447	7 798	218.7%
Total Internet subscribers	67 391	91 865	36.3%
Market share in the dial-up market (estimated)	75%	81%	n.a.

Macedonian employees
Fixed line employees (closing full equivalent)	2 382	1 776	(25.4)%
Lines per fixed line employees	262.7	314.9	19.9%

Montenegrin fixed line penetration	n.a.	31.2%	n.a.
Number of closing lines
PSTN lines	n.a.	175 122	n.a.
ISDN channels	n.a.	18 750	n.a.
Total Montenegrin lines	n.a.	193 872	n.a.

Montenegrin traffic in minutes (thousands)
Local	n.a.	301 927	n.a.
Long distance	n.a.	126 024	n.a.
Fixed to mobile	n.a.	42 206	n.a.
Domestic outgoing traffic	n.a.	470 157	n.a.
International outgoing traffic	n.a.	12 662	n.a.
Internet	n.a.	385 264	n.a.
Total outgoing Montenegrin traffic	n.a.	868 083	n.a.

Data products (Montenegro)
ADSL lines	n.a.	1 085	n.a.
Number of Internet subscribers
Prepaid	n.a.	25 594	n.a.
Leased line	n.a.	117	n.a.
DSL	n.a.	1 085	n.a.
Total Internet subscribers (5)	n.a.	26 796	n.a.
Market share in the dial-up market (estimated)	n.a.	96%	n.a.
Montenegrin employees
Fixed line employees (closing full equivalent)	n.a.	975	n.a.
Lines per fixed line employees	n.a.	198.8	n.a.

(1) Includes employees at Telekom Montenegro from March 31, 2005.

(2) Magyar Telekom Rt. and Emitel

(3) Due to reclassification of long distance I. (agglomeration) minutes from long distance to local minutes from January 2005, the 2004 and 2005 figures are not comparable.

(4) Internet minutes include traffic both on PSTN lines (reported earlier as local traffic) and on ISDN lines (not reported earlier as traffic minutes)

(5) Internet RPC figures in Montenegro are not consistent yet with the Magyar Telekom Group standard.

(6) Includes ADSL lines operated by Magyar Telekom Rt. and Emitel plus T-Online’s broadband customers (other than the ADSL. purchased from Magyar Telekom Rt.)

MOBILE SEGMENT	Dec 31, 2004	Dec 31, 2005	% change

Hungarian mobile operations

Mobile penetration	86.4%	92.4%	n.a.
Market share of T-Mobile Hungary	46.2%	45.0%	n.a.
Number of customers (RPC)	4 032 045	4 193 855	4.0%
Postpaid share in the RPC base	28.9%	31.6%	n.a.
MOU	115	127	10.4%
ARPU	4 945	4 917	(0.6)%
Postpaid ARPU	11 828	11 007	(6.9)%
Prepaid ARPU	2 380	2 287	(3.9)%
Overall churn rate	15.9%	18.5%	n.a.
Postpaid	11.9%	10.4%	n.a.
Prepaid	17.4%	22.0%	n.a.
Enhanced services within ARPU	612	706	15.4%
Average acquisition cost (SAC) per customer	10 275	7 062	(31.3)%

International mobile operations

Macedonian mobile penetration	48.1%	61.3%	n.a.
Market share of Mobimak	76.3%	69.2%	n.a.
Number of customers (RPC)	752 462	877 142	16.6%
Postpaid share in the RPC base	15.8%	15.9%	n.a.
MOU	66	63	(4.5)%
ARPU	3 804	3 065	(19.4)%

Montenegrin mobile penetration	n.a.	78.6%	n.a.
Market share of Monet	n.a.	42.7%	n.a.
Number of customers (RPC)	n.a.	208 094	n.a.
Postpaid share in the RPC base	n.a.	15.0%	n.a.
MOU	n.a.	127	n.a.
ARPU	n.a.	3 745	n.a.

Analysis of the Financial Statements for the year ended December 31, 2005

Exchange rate information

The Euro strengthened by 2.8% against the Hungarian Forint year on year (from 245.93 HUF/EUR on December 31, 2004 to 252.73 HUF/EUR on December 31, 2005). The average HUF/EUR rate decreased from 251.68 in 2004 to 248.05 in 2005.

The U.S. Dollar strengthened by 18.5% against the Hungarian Forint year on year (from 180.29 HUF/USD on December 31, 2004 to 213.58 HUF/USD on December 31, 2005).

Analysis of group income statements

Magyar Telekom acquired a 51.12% stake in the Montenegrin Telecommunications Company (“Telekom Montenegro” or “TCG”) from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92% of TCG’s shares from minority shareholders. As the result of a public offer, Magyar Telekom acquired a 3.49% stake in TCG on May 24, 2005 increasing its total stake to 76.53%.

TCG’s balance sheet was consolidated in our accounts as of March 31, 2005, while the results of TCG are included in our consolidated income statement from the second quarter of 2005.

Revenues

Revenues from fixed line subscriptions, connections and other charges decreased by 0.5% for the year ended December 31, 2005 compared to the same period in 2004 mainly driven by lower ISDN subscription fee revenues at Magyar Telekom Rt. due to the lower number of average ISDN connections. Lower value-added services relating to Sulinet as well as decreased PBX revenues at BCN Rendszerház also had negative influence on revenues from other charges.

In our international fixed line operations, PSTN subscription fees showed a decrease at Maktel reflecting the lower average number of customers and higher number of disconnected lines. These decreases were partly compensated by the consolidation of TCG’s revenues in 2005.

Outgoing domestic fixed line traffic revenues decreased to HUF 90.9 bn in 2005 compared to HUF 112.4 bn in 2004. In the Hungarian fixed line operations outgoing domestic traffic decreased by 12.5%, mainly due to mobile substitution and competition from other fixed line service providers. The proportion of calls changed unfavorably as well, as the higher priced long distance and fixed to mobile traffic decreased to greater extent than local traffic. The decrease in revenue is higher than the decrease in traffic, due to lower average per minute fees. In line with the decision of the National Regulatory Authority to reduce fixed to mobile termination rates, Magyar Telekom recorded a reduction in the fixed to mobile revenues. Both Magyar Telekom Rt. and Emitel offered several price discounts to customers choosing different tariff packages. At the end of December 2005, approximately 66% of Magyar Telekom Rt.’s customers had chosen customized tariff packages, the most popular of which is the Felezo (Halving) package with over 530,000 subscribers and the Favorit packages with approximately 325,000 customers. In the Macedonian fixed line operations outgoing domestic traffic revenues decreased due to lower usage, partly compensated by price increases in July 2004 and in August 2005. The consolidation of TCG’s revenues in 2005 partly offset these decreases.

Outgoing international fixed line traffic revenues decreased by 9.1%, from HUF 12.3 bn in 2004 to HUF 11.1 bn in 2005. This decrease is mainly due to lower volume of minutes as well as price discounts given to subscribers of optional tariff packages at Magyar Telekom Rt. Outgoing international traffic revenues also decreased at Maktel as a result of lower traffic. The consolidation of TCG’s revenues in 2005 partly offset these decreases.

Incoming domestic fixed line traffic revenues in 2005 increased by 63.5% compared to 2004, mainly due to the consolidation of TCG in 2005. At Magyar Telekom Rt. revenues from LTOs increased due to higher interconnection traffic (both call origination and call termination) resulting from the increased customer base of other fixed line service providers, partly offset by lower LRIC-based rates introduced on June 15, 2004. These increases were partly offset by decreased incoming domestic traffic revenues from mobile operators at Magyar Telekom Rt. resulting from lower traffic as well as lower interconnection rates mainly in the mobile to international call relation.

Incoming international fixed line traffic revenues increased to HUF 16.0 bn in 2005 compared to HUF 15.8 bn in 2004, mostly due to the consolidation of TCG’s revenues in 2005. This increase was mitigated by decreased incoming international revenues mainly at Maktel as a result of lower average settlement rates and stronger MKD against the SDR. Incoming international traffic revenues at the Hungarian fixed line operations declined as well, mainly due to significant decrease in average settlement rates and lower HUF/SDR exchange rate. The volume of incoming international traffic somewhat increased as higher traffic terminated in Magyar Telekom Rt. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Rt. (due to migration of international calls to mobile networks).

Revenues from leased lines and data transmission of the fixed line operations grew to HUF 63.7 bn in 2005 compared to HUF 51.0 bn in 2004. This growth was due to the strong increase in the number of ADSL and Internet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers in the Hungarian fixed line operations grew to 329,314 (from 205,886 at the end of 2004) and the number of T-Online Internet connections grew by 23.5% to 328,535 compared to the previous year. The consolidation of TCG’s revenues in 2005 also contributed to the revenue increase to a smaller extent.

Revenues from fixed line equipment sales slightly increased to HUF 4.0 bn for the year ended December 31, 2005 compared to HUF 3.7 bn for the same period in 2004. Equipment sales revenue increase is due to the higher amount of phonesets sold at Magyar Telekom Rt. and higher revenues at BCN, partly offset by reduced prices and less equipment sold at Maktel.

Other fixed line revenues increased by 10.8% and amounted to HUF 29.9 bn in 2005. Other revenues include construction, maintenance, cable television and miscellaneous revenues. The increase in other revenues is mainly due to the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases effective from January 1, 2005. Our Hungarian cable television operations had over 400,000 customers at the end of 2005.

Revenues from mobile telecommunications services amounted to HUF 289.6 bn in 2005 compared to HUF 267.3 bn in 2004 (an 8.4% increase). From the second quarter of 2005, the consolidated revenue of Monet, our Montenegrin mobile operator positively affected the revenues from mobile operations. As of December 31, 2005, Monet had over 208,000 customers.

The majority of mobile telecommunications revenue is generated by T-Mobile Hungary, where the growth in revenues mainly resulted from the 10.4% higher average Minutes of Use (“MOU”) and the 4.4% higher average customer base. While the penetration growth of mobile customers has slowed down in Hungary, T-Mobile Hungary still maintains its leading position with 45.0% market share. The proportion of prepaid customers has decreased as many customers migrated to more favorable, for example flat-rate postpaid packages. Prepaid customers represent 68.4% of total T-Mobile Hungary customers as of December 31, 2005 compared to 71.1% a year earlier.

Within mobile telecommunications services, network usage and access represents the largest portion of revenues. It increased by 8.6% and amounted to HUF 226.2 bn in 2005. Its growth was mainly driven by the increased traffic generated by T-Mobile Hungary’s customers. T-Mobile Hungary’s average usage per customer per month measured in MOU increased by 10.4% from 115 minutes in 2004 to 127 minutes in 2005. T-Mobile Hungary’s monthly average revenue per user (“ARPU”) slightly decreased from HUF 4,945 in 2004 to HUF 4,917 in 2005 partly due to lower fixed to mobile termination rates.

Within mobile telecommunications services, enhanced services show the highest increase as it grew over 20% year over year at T-Mobile Hungary. The revenue growth is due to the increasing proportion of content messages with higher rates, and also due to higher access (data, Internet, GPRS, etc.) revenues.

Mobile equipment sales revenues decreased by 7.7% in 2005 compared to 2004 on group level, mainly due to lower average price of phonesets, partly compensated by higher gross additions to customers as well as higher number of phoneset upgrades at T-Mobile Hungary.

Revenues from mobile telecommunications services at Mobimak moderately increased as a result of higher average number of mobile customers, partly offset by lower MOU and tariffs. The number of Mobimak customers increased by 16.6% and reached 877,142 at December 31, 2005. Mobimak’s average usage per customer per month measured in MOU decreased by 4.5% from 66 minutes in 2004 to 63 minutes in 2005. The revenue increase in MKD was also offset by the strengthening of the HUF against the MKD.

Operating Expenses

Employee-related expenses for the year ended December 31, 2005 amounted to HUF 92.8 bn compared to HUF 109.5 bn for the same period in 2004 (a decrease of 15.3%). The main driver of the decrease is the significant decrease in severance expenses at Magyar Telekom Rt. and Maktel. In addition, average headcount decreased significantly, especially at Magyar Telekom Rt. and Maktel. The closing group headcount figure fell from 13,724 on December 31, 2004 to 11,919 on December 31, 2005 (including 1,132 employees of TCG Group on December 31, 2005). As a result of decreased headcount, the number of lines per fixed line employee at Magyar Telekom Rt. increased to 489 at the end of December 2005 compared to 365 a year earlier.

The decrease in employee-related expenses was partly offset by the 5.6% average wage rate increase from April 1, 2005 at Magyar Telekom Rt. and the consolidation of TCG expenses (including their HUF 1.3 bn severance costs for the voluntary leave program).

Depreciation and amortization decreased significantly by 16.7% to HUF 114.7 bn in 2005 from HUF 137.7 bn last year. In accordance with the IFRS 3 standard, no amortization of goodwill was accounted relating to acquisitions after March 31, 2004, and existing goodwill is not amortized from January 1, 2005 which caused significant decrease in 2005. The decrease is also due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary, which resulted in a HUF 4.4 bn additional amortization charge in the first quarter of 2004. Lower depreciation expense at Magyar Telekom Rt. is also the result of decreased depreciation of certain fixed assets because of scrapping and impairments in 2004. The inclusion of TCG’s depreciation expenses partly offset the decrease.

Payments to other network operators reached HUF 89.1 bn in 2005 compared to HUF 87.6 bn in 2004, mainly due to the consolidation of TCG’s expenses. The increase was also due to the 4.0% increase in outpayments to mobile operators, mainly driven by T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration and higher traffic. In addition, with the introduction of flat-rate packages, the proportion of calls to the networks of other service providers increased, resulting in higher outpayments. Magyar Telekom Rt.’s outpayments to mobile operators decreased to a large extent due to the lower fixed to mobile termination rates. Interconnection traffic between Magyar Telekom Rt. and the LTOs increased significantly as well, but the traffic increase was offset by lower LRIC-based rates. Higher network rental fee expenses primarily resulted from increased fees at Combridge, our Romanian subsidiary. Domestic outpayments at Mobimak increased as well due to the higher subscriber base of the other mobile service provider in Macedonia. International roaming outpayments showed a significant decrease at T-Mobile Hungary as a result of favorable agreements concluded with other mobile operators, mainly with other T-Mobile companies. International outpayments decreased at Maktel as well, mainly driven by decreased traffic.

The cost of telecommunications equipment sales was HUF 37.2 bn in 2005 compared to HUF 41.0 bn in 2004. The 9.2% decrease is mainly due to lower average cost of phonesets at T-Mobile Hungary, as a result of the development of central procurement process within Deutsche Telekom Group. Mobimak’s equipment sales costs also showed a decrease due to lower average cost of phonesets, partly compensated by the higher amount of gross additions to subscribers. These decreases were slightly offset by increased cost of equipment sales at Magyar Telekom Rt. due to more equipment sold as part of the Favorit campaigns.

Other operating expenses - net increased by 8.0% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, consultancy and bad debt expenses. This increase was primarily due to the inclusion of TCG’s expenses. Subcontractor’s fees also increased as a result of increased commissions related to tariff packages sold both in LTOs’ and Magyar Telekom Rt.’s service areas. These increases were partly offset by lower fees and levies at T-Mobile Hungary as a result of the reversal of HUF 1.1 bn accrual for its contribution to the Universal Telecommunications Support Fund. At the same time, Magyar Telekom Rt. has written off its related receivables, which had a negative impact of HUF 0.8 bn on this expense line. Although individual elements of other operating expenses increased also due to the rebranding of the fixed line operations, these expenses are compensated by the parent company (Deutsche Telekom), therefore on net terms they do not result in increased net operating expenses.

Operating Profit

Operating margin for the year ended December 31, 2005 was 21.8%, while operating margin for the same period in 2004 was 14.2%. The increase is mainly due to the significant decrease in depreciation and amortization charges in connection with the discontinuation of the goodwill amortization from January 1, 2005, the write-off of Westel brand name and lower employee-related expenses. In addition, the growth of our mobile business also contributed to the higher operating margin.

Net financial expenses

Net financial expenses were HUF 31.3 bn in 2005 compared to HUF 36.1 bn in 2004. This decrease mainly results from the HUF 3.5 bn decrease in HUF interest expenses due to lower average HUF interest rates. In addition, the lower expenses were driven by the higher foreign exchange gain at Maktel as a result of the weakening of MKD against USD, in which the majority of its foreign currency cash and receivables are denominated. Interest income increased at Maktel as it held higher amount of cash and deposits in banks at longer maturities. Net financial expenses included HUF 1.0 bn net FX gain, HUF 31.3 bn interest expense, HUF 3.2 bn other financial charges and HUF 2.2 bn interest and other financial income in 2005.

Share of associates’ profits/losses after tax

Share of associates’ results amounted to HUF 330 million for the year ended December 31, 2005 compared to HUF 1,896 million for the same period in 2004, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat in the first quarter of 2004. The low performance of T-Systems Hungary also contributed to the decrease.

Income tax

Income tax expense increased from HUF 7.7 bn in 2004 to HUF 13.7 bn in 2005 as a result of the significantly higher profit before tax at almost all members of the Group. The lower effective tax rate in 2005 (13.2% compared to 15.1% in 2004) was mostly due to the compounding of the tax credit carried forward related to the Hungarian broadband investments, which resulted in tax credits with no impact on profit before tax. In addition, the higher amount of other income related to the rebranding, which is not taxable, also contributed to the lower effective tax rate.

Minority interests

Minority interests for the year ended December 31, 2005 were HUF 10.3 bn compared to HUF 8.7 bn for the same period in 2004. The increase mainly results from the better performance of Maktel.

Analysis of group balance sheets

Total assets and total equity and liabilities as of December 31, 2004 were HUF 1,030 bn. Total assets and total equity and liabilities amounted to HUF 1,083 bn as of December 31, 2005.

Loans and other borrowings

The current portion of loans and other borrowings increased by 25.1% from December 31, 2004 to HUF 118.3 bn at December 31, 2005. Non current loans and other borrowings remained flat and reached HUF 226.2 bn at December 31, 2005.

The total amount of loans and other borrowings increased by 7.4% from December 31, 2004 to HUF 344.5 bn at December 31, 2005 due to the financing of the TCG acquisition and the higher amount of dividends. These affected the current portion of the loan portfolio more than the non current.

At December 31, 2005, almost 100% of the loan portfolio was HUF denominated. At the end of 2005, 24.6% of the loans were subject to floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity was 33.1% at December 31, 2005 compared to 32.9% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities increased by 6.7% compared to 2004 and amounted to HUF 202,456 million in 2005. The increase in EBITDA and the lower amount of income tax paid was partly offset by severance payments made in 2005.

Net cashflows from investing activities amounted to minus HUF 132,686 million in 2005, while it was minus HUF 100,787 million in 2004. This HUF 31,899 million increase in cash outflow is predominantly due to higher amounts paid for the purchase of subsidiaries as Magyar Telekom acquired a total share of 76.53% in TCG in 2005.

Net cashflows from financing activities amounted to minus HUF 72,095 million in 2004 compared to minus HUF 61,848 million in 2005. While during 2004, Magyar Telekom took a net HUF 6,199 million loan, in the same period of 2005 it took a net HUF 20,734 million mainly in connection with the acquisition of Telekom Montenegro. Dividends paid to shareholders increased by HUF 6,257 million mainly due to higher amount of dividends paid to minority shareholders of Maktel in 2005.

Other

The Company is currently inquiring certain contracts, totaling approximately HUF 700 million, entered into by one of its subsidiaries to determine whether they have been entered into in violation of company policy or applicable law or regulation.  This inquiry, which is being supervised by the audit committee who receives regular reports, is still in its early stages.

Analysis of segment results

Magyar Telekom divides the two business segments (fixed line and mobile) into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Rt. and its consolidated subsidiaries, other than T-Mobile Hungary and our Macedonian and Montenegrin subsidiaries.

HUF millions	Year ended Dec 31, 2004	Year ended Dec 31, 2005	Change (%)
Subscriptions, connections and other charges	96,452	95,044	(1.5)
Traffic revenues	121,522	95,169	(21.7)
Leased lines and data transmission	52,995	63,866	20.5
Equipment sales and other revenues	30,774	33,971	10.4
Total revenues	301,743	288,050	(4.5)
EBITDA before restructuring charges	102,367	104,087	1.7
EBITDA	85,627	102,333	19.5
Operating profit	13,061	40,944	213.5
Property, plant and equipment	380,895	360,184	(5.4)
Intangible assets	32,669	38,509	17.9
Gross additions to tangible and intangible fixed assets	33,511	46,813	39.7
Headcount (closing full equivalent)	9,145	6,861	(25.0)

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

Revenues of the Hungarian fixed line operations showed a 4.5% decrease year over year. The outgoing domestic fixed voice business experienced a decline due to average price and usage decreases. Outgoing international traffic revenues decreased as well as a result of lower per minute rates included in our various tariff packages and lower outgoing traffic. The increase in incoming domestic traffic revenues was mainly due to higher LTO call origination and termination traffic in line with the higher customer base of other fixed line telecommunications service providers. This increase was partly offset by lower revenue from mobile operators owing to lower LRIC-based rates and decreased volume of interconnection minutes mainly in mobile to international direction at Magyar Telekom Rt. Incoming international traffic revenues declined due to significantly lower international average settlement rates and to a lesser extent due to the stronger HUF against the SDR. Leased lines and data transmission services increased by 20.5% in 2005 compared to 2004 driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the Hungarian fixed line operations increased by 213.5% due to significantly lower employee-related expenses, lower payments to other network operators and depreciation and amortization expenses. These positive effects were partly offset by lower traffic revenues and increased other operating expenses.

International fixed line operations

In 2004, international fixed line operations include Maktel, Stonebridge, Telemacedonia and the goodwill allocated to them. In 2005, these figures also include the second, third and fourth quarter results of the fixed line and the Internet operations of Telekom Montenegro.

HUF millions	Year ended Dec 31, 2004	Year ended Dec 31, 2005	Change (%)
Subscriptions, connections and other charges	10,578	11,513	8.8
Traffic revenues	29,168	37,072	27.1
Leased lines and data transmission	3,691	5,453	47.7
Equipment sales and other revenues	1,747	1,812	3.7
Total revenues	45,184	55,850	23.6
EBITDA before restructuring charges	19,466	22,354	14.8
EBITDA	16,123	19,572	21.4
Operating profit	7,028	9,067	29.0
Property, plant and equipment	57,766	77,569	34.3
Intangible assets	15,832	19,914	25.8
Gross additions to tangible and intangible fixed assets	4,840	6,239	28.9
Headcount (closing full equivalent)	2,382	2,751	15.5

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

From the second quarter of 2005, the consolidation of TCG’s fixed line operation had significant effect on the results of the international fixed line operations. TCG’s standalone nine month revenue reached HUF 13.5 bn with an operating profit of HUF 461 million and HUF 2.3 bn EBITDA. The closing number of fixed line employees was 975 on December 31, 2005.

Increases in subscription, connections and other charges as well as traffic revenues were due to the consolidation of TCG from the second quarter of 2005, which was partly offset by the lower revenues of Maktel.

Lower subscriptions revenues at Maktel in 2005 resulted from the lower average number of PSTN customers. Outgoing domestic traffic revenues decreased mainly due to usage decrease, partly offset by general price increases as tariff rebalancing occurred in July 2004 and in August 2005. Lower outgoing international traffic revenues resulted from decreased volume of traffic. Incoming international traffic revenues decreased as well, mainly due to lower average settlement rates and stronger MKD against the SDR, partly offset by increased traffic.

Revenues from leased lines and data transmission showed an increase because of significantly higher number of ADSL subscribers as well as increased average number of Internet customers. The number of Maktel’s Internet subscribers increased further and reached 91,865 by December 31, 2005 from 67,391 a year earlier. These increases were partly compensated by decreased international leased line revenues due to lower number of international leased line contracts. Equipment sales revenues of Maktel decreased due to less phonesets sold and lower average price of phonesets.

Total operating expenses of Maktel decreased mainly because of decreases in employee-related expenses, payments to other network operators, depreciation and amortization (mainly due to cessation of goodwill amortization). Because of the successful cost-cutting efforts, the decrease in expenses exceeded revenue loss and this led to higher operating profit at Maktel.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and the goodwill allocated to these operations.

HUF millions	Year ended Dec 31, 2004	Year ended Dec 31, 2005	Change (%)
Network usage and access	208,918	211,993	1.5
Enhanced services	28,684	34,656	20.8
Equipment sales	22,965	21,021	(8.5)
Activation fees and other revenues	2,456	2,692	9.6
Total revenues	263,023	270,362	2.8
EBITDA before restructuring charges	103,787	107,351	3.4
EBITDA	103,699	106,745	2.9
Operating profit	56,128	72,848	29.8
Property, plant and equipment	115,545	119,925	3.8
Intangible assets	203,360	204,199	0.4
Gross additions to tangible and intangible fixed assets	50,883	39,231	(22.9)
Headcount (closing full equivalent)	1,780	1,708	(4.0)

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

Mobile penetration reached 92.4% in Hungary and T-Mobile Hungary accounts for a 45.0% market share in the highly competitive mobile market.

Revenues in the Hungarian mobile operations increased by 2.8% for the year ended December 31, 2005 compared to the same period in 2004 due to the increase in enhanced services revenues and higher number of mobile customers. T-Mobile Hungary’s customer base increased by 4.0% to 4,193,855 subscribers, including 2,870,041 prepaid customers by December 31, 2005. Average monthly usage per T-Mobile Hungary subscriber increased by 10.4% from 115 minutes in 2004 to 127 minutes in 2005. T-Mobile Hungary’s ARPU decreased by 0.6% from HUF 4,945 in 2004 to HUF 4,917 in 2005. Revenues from call terminations remained stable in the Hungarian mobile operations. While interconnection fees from Magyar Telekom Rt. decreased due to the lower per minute termination fees, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows a 29.8% increase as total operating expenses decreased by HUF 9.4 bn and revenues increased by HUF 7.3 bn year over year. The decrease in operating expenses is due to the significant decrease in depreciation charges resulting from the discontinuation of the goodwill amortization from January 1, 2005 and the impairment on the Westel brand name recognized in the first quarter of 2004 as well as lower cost of equipment sales, partly offset by higher other operating expenses and payments to other network operators.

International mobile operations

In 2004, international mobile operations include Mobimak and the goodwill allocated to it. In 2005, these figures also include the second, third and fourth quarter results of Monet, the mobile subsidiary of Telekom Montenegro.

HUF millions	Year ended Dec 31, 2004	Year ended Dec 31, 2005	Change (%)
Network usage and access	27,417	36,088	31.6
Enhanced services	3,309	4,196	26.8
Equipment sales	2,062	1,843	(10.6)
Activation fees and other revenues	946	566	(40.2)
Total revenues	33,734	42,693	26.6
EBITDA before restructuring charges	17,481	21,199	21.3
EBITDA	17,481	21,199	21.3
Operating profit	9,047	12,305	36.0
Property, plant and equipment	16,884	23,058	36.6
Intangible assets	46,490	58,320	25.4
Gross additions to tangible and intangible fixed assets	5,916	7,091	19.9
Headcount (closing full equivalent)	417	599	43.6

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

The acquisition of Monet had positive impact on the results of the international mobile operations. Standalone nine month revenues of Monet amounted to HUF 8.8 bn with an operating profit of HUF 1.4 bn and EBITDA reached HUF 3.3 bn. The closing number of Monet employees was 157 at the end of December 2005.

Total standalone revenues of Mobimak in MKD terms increased by 1.6%, which was partly offset by the 1.0% stronger HUF against the MKD. The 0.6% revenue increase in HUF terms in 2005 was mainly due to higher average customer base. Mobimak’s subscriber base increased by 16.6% to 877,142 including 737,775 prepaid customers on December 31, 2005. Mobimak had 69.2% share in the Macedonian mobile market where mobile penetration was 61.3% at the end of 2005.

Lower MOU and lower tariffs had negative effects on mobile traffic revenues. Equipment sales revenues decreased as a result of lower average sales price of phonesets, slightly offset by the increased number of gross additions.

Total standalone operating expenses decreased at Mobimak by 6.5%, mainly because from January 1, 2005 no amortization of goodwill is accounted for in line with IFRS 3, lower cost of equipment sales and lower other expenses.

Company name:	Magyar Telekom Rt.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2005 - December 31, 2005
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Telekom Crne Gore	mEUR 141	76.53%	76.53%	L
T-Mobile Hungary	8,031	100.00%	100.00%	L
BCN Rendszerház	6,161	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
Pro-M	200	100.00%	100.00%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.98%	50.98%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,805
Future obligations from rental and operating lease contracts	29,806
Future obligation from capex contracts	3,154
Other future obligations	4,480

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	7,740	7,740	5,478
Group	13,724	13,724	11,919

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	7,740	6,732	6,364	5,886	5,478
Group	13,724	14,025	13,683	12,913	11,919

RS1. Ownership Structure, Ratio of Holdings and Votes

	Year Opening (January 1st, 2005)			Total equity Closing (December 31st , 2005)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	3.51	3.53	36,581,576	3.48	3.49	36,322,446
Foreign institution/company	88.37	88.79	921,543,267	91.51	91.73	954,250,296
Domestic individual	1.96	1.97	20,451,358	1.45	1.46	15,162,132
Foreign individual	0.02	0.02	207,289	0.01	0.01	133,954
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	n.a.	4,900,000	0.24	n.a.	2,456,659
Government Institutions	0.31	0.31	3,244,326	0.35	0.35	3,630,080
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	4.51	4.53	47,067,116	1.83	1.83	19,037,080
Depositaries	0.84	0.84	8,765,839	1.13	1.13	11,775,568
Other**	0.01	0.01	50,829	0.00	0.00	0
Other***	0.00	0.00	0	0.00	0.00	43,385
„B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

**Shares not submitted for dematerialisation

***The holders of these shares do not wish to be a shareholder of the merged company in connection with the merger of Magyar Telekom Ltd. and T-Mobile Hungary Ltd.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000	2,532,025	2,456,659
Subsidiaries	0	0	0	0	0
Total	4,900,000	4,900,000	4,900,000	2,532,025	2,456,659

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,452,081	59.21	59.35	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	89,627,745	8.59	8.62	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 October 27, 2000	—	8,000
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Gerhard Mischke	Board Member	April 27, 2005	—	0
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Kniese	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	37
SBM	Péter Vermes	Supervisory Board Member Audit Committee Member	June 27, 1995	—	8,800
SE	Christopher Mattheisen	Chief Operating Officer, Wireline Services Line of Business	September 1, 2002	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
Own share property total:					100,947

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 17, 2005	Magyar Telekom announced that it had been selected to enter into exclusive negotiations to acquire Telekom Montenegro
January 20, 2005	The Board of Directors of Magyar Telekom made a conceptual decision on the renaming of Matáv to Magyar Telekom
January 21, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Extraordinary General Meeting on February 22, 2005
February 1, 2005	Magyar Telekom announced to further outplace its real estate opreations
February 21, 2005	Magyar Telekom announced that it has signed an agreement to acquire X-Byte Kft.
February 22, 2005	Magyar Telekom’s Extraordinary General Meeting approved the decision of the Board of Directors on changing the name of Matáv to Magyar Telekom
March 3, 2005	Standard & Poor’s upgraded Magyar Telekom’s rating from BBB+ to A-, with a stable outlook
March 16, 2005	Magyar Telekom signed a Share Purchase Agreement to acquire 51.12% of the shares of Telekom Montenegro from the Government of Montenegro
March 16, 2005	Magyar Telekom announced that the proportion of shares held by JP Morgan Case Bank fell below 10%, to 9.97% on March 11, 2005
March 21, 2005	Magyar Telekom signed a loan agreement with Deutsche Telekom on a medium term Hungarian forint-denominated loan. The loan will be used for the acquisition of the 51.12% of Telekom Montenegro.
March 22, 2005	Magyar Telekom announced that the Board of Directors proposed to Shareholder a dividend payment of HUF 70 per share (par value HUF 100) for the fiscal year 2004
March 23, 2005	Magyar Telekom informed its shareholders on the sale of shares not submitted for dematerialisation
March 25, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Annual General Meeting on April 27, 2005
March 29, 2005	Magyar Telekom informed its shareholders on the payment of printed shares not submitted for dematerialization
April 1, 2005	Magyar Telekom announced financial closing of the acquisition of Telekom Montenegro majority stake
April 6, 2005	Magyar Telekom announced that Telekom Montenegro held a General Meeting in Podgorica, where the new Board of Directors have been elected. Magyar Telekom nominated 6 candidates to the 7-member Board.
April 27, 2005	Magyar Telekom published resolutions of its Annual General Meeting
May 2, 2005	Magyar Telekom announced that the change of the Group’s name and brand strategy will take place within few days, upon the registration of the Court of Registry
May 6, 2005	The Court of Registry has registered the new name of Matáv and its subsidiaries.
May 20, 2005	Magyar Telekom announced the refinancing of its expiring loan through a financing agreement with Deutsche Telekom in the amount of HUF 40 billion.
May 24, 2005	Magyar Telekom announced the inauguration of its Shares Service Center (EurAccount Ltd.), providing financial and accounting services for the members of Magyar Telekom Group.
May 24, 2005	Magyar Telekom announced the closing of its public offer to acquire the remaining shares in Telekom Montenegro.
May 31, 2005	Makedonski Telekommunikacii AD held its General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 5.8 billion.
June 1, 2005	Magyar Telekom signed two loan agreements with Deutsche Telekom Group for Hungarian forint-denominated loans. The loans will be used to partially finance Magyar Telekom’s dividend payment.
June 30, 2005	Dr. Mihály Patai, member of Magyar Telekom’s Board of Directors sold 58,190 Magyar Telekom shares.
July 7, 2005	Elek Straub, Chairman and Chief Executive Officer of Magyar Telekom exercised his option to buy Magyar Telekom shares and he subsequently sold the shares on the Budapest Stock Exchange.
July 25, 2005	The Board of the Hungarian National Regulatory Authority has published its resolution regarding the mobile termination fees of T-Mobile Hungary.
August 17, 2005	Elek Straub, Chairman and Chief Executive Officer of Magyar Telekom’s Board of Directors sold Magyar Telekom shares.
August 30, 2005	Due to options exercised as part of the company’s management incentive program the number of treasury shares held by Magyar Telekom declined.

September 1, 2005	The number of treasury shares held by Magyar Telekom declined.
September 2, 2005	The number of treasury shares held by Magyar Telekom declined.
September 5, 2005	Magyar Telekom announced the departure of Mr. András Sugár, the Chief Executive Officer of T-Mobile Hungary.
September 5, 2005	The number of treasury shares held by Magyar Telekom declined.
September 6, 2005	The number of treasury shares held by Magyar Telekom declined.
September 8, 2005	The number of treasury shares held by Magyar Telekom declined.
September 21, 2005	The number of treasury shares held by Magyar Telekom declined.
September 26, 2005	The number of treasury shares held by Magyar Telekom declined.
September 28, 2005	The number of treasury shares held by Magyar Telekom declined.
September 30, 2005	The number of treasury shares held by Magyar Telekom declined.
October 4, 2005	The number of treasury shares held by Magyar Telekom declined.
October 6, 2005	The number of treasury shares held by Magyar Telekom declined.
October 6, 2005	Magyar Telekom’s Board of Directors proposed the merger of Magyar Telekom and T-Mobile Hungary.
October 7, 2005	The Board of Directors of Magyar Telekom convened the Company’s Extraordinary General Meeting to take place on November 7, 2005.
October 12, 2005	The number of treasury shares held by Magyar Telekom declined.
October 18, 2005	The Hungarian Government selected the consortium of T-Mobile Hungary and Magyar Telekom to build and operate the nation-wide EDR system in Hungary.
November 7, 2005	Magyar Telekom’s General Meeting approved the intended merger of Magyar Telekom and T-Mobile Hungary Resolutions of the Extraordinary General Meeting of Magyar Telekom held on November 7, 2005
November 8, 2005	Magyar Telekom Ltd. announced resolution of the Extraordinary General Meeting of T-Mobile Hungary Ltd. held on November 7, 2005
November 18, 2005	The Board of Directors of Magyar Telekom convened the Company’s Extraordinary General Meeting to take place on December 20, 2005
November 18, 2005	Informative on the Settlement process to be applied with shareholders who do not wish to enter the merged company after the merger of Magyar Telekom Ltd. and T-Mobile Hungary Ltd.
November 24, 2005	Magyar Telekom simplifies the ownership structure of its interest in MakTel
November 29, 2005	Magyar Telekom signed an agreement to buy Orbitel, one of the leading Bulgarian next generation telecommunication and Internet service provideres
November 29, 2005	Magyar Telekom announces tariff changes from January 1, 2006
December 2, 2005	Magyar Telekom Ltd. announces that T-Mobile Hungary Ltd. convened its Extraordinary General Meeting
December 6, 2005	Change in the number of Magyar Telekom’s treasury shares
December 13, 2005	Magyar Telekom signed an agremment to buy Dataplex Kft., a Hungarian IT outsourcing company
December 14, 2005	Magyar Telekom establishes new subsidiary to run the EDR project
December 19, 2005	Magyar Telekom Ltd. announces resolutions of the Extraordinary General Meeting of T-Mobile Hungary Ltd. held on December 19, 2005
December 20, 2005	Magyar Telekom’s General Meeting adopted a decision on merger of Magyar Telekom and T-Mobile Hungary Resolutions of the Extraordinary General Meeting of Magyar Telekom held on December 20, 2005
January 12, 2006	Magyar Telekom signs project financing loan granted by European Investment Bank
January 20, 2006	János Winkler is the new CEO of T-Mobile Hungary

Magyar Telekom Ltd. publishes its announcements in Magyar Tokepiac.

Change in the organizational structure

In line with the Magyar Telekom Group’s mid-term strategy announced in 2004, on October 6, 2005 Magyar Telekom’s Board of Directors made a proposal for the merger of Magyar Telekom and T-Mobile Hungary.

The final decision on the merger has been made at the Extraordinary General Meeting of T-Mobile Hungary held on December 19, 2005 as well as that of Magyar Telekom held on December 20, 2005.

The merger process will end with the registration by the Court of Registry. Following court registration, T-Mobile will continue its operations within Magyar Telekom under an independent brand and as an independent line of business.

The attached quarterly results report does not contain any untrue statement or fact and does not omit to state any material fact.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: February 13, 2006